UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

15% or More Changes in Sales or Profits

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

2. Details of Changes (unit: in thousands of Won)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)

Operating Revenue	16,873,960,469	17,520,013,332	-646,052,863	-3.7

Operating Income	1,201,759,917	1,536,626,458	-334,866,541	-21.8

Profit from Continuing Operations Before Income Tax	3,975,966,374	3,403,248,667	572,717,707	16.8

Profit for the Period	3,131,988,279	2,657,595,182	474,393,097	17.9

3. Financial Status (unit: in thousands of Won)	Current Fiscal Year		Previous Fiscal Year

Total Assets	42,369,110,924		33,428,668,879

Total Liabilities	20,019,860,569		15,399,474,291

Total Shareholders’ equity	22,349,250,355		18,029,194,588

Capital Stock	44,639,473		44,639,473

Ratio of Total Shareholders’ Equity to Capital Stock (%)	50,066.1%		40,388.5%

4. Main Reasons for Changes in Sales or Profits/Losses	• Decreased operating income resulting from decrease in revenue • Increased net income resulting from increase in equity gains from subsidiaries

5. Other references useful for making investment decisions

•  The above preliminary results have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in
Korea.

•  Among the figures listed above, “Current Fiscal Year” is based on IFRS 15.

•  The above preliminary results are estimates and are subject to change based upon the results of an audit conducted by the independent auditors of the
Company and the approval process at the Company’s annual shareholders’
meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: January 30, 2019

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